Grant J. Levine grant.levine@dentons.com D +1 212-768-5384	Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 United States dentons.com

March 28, 2022

Jessica Ansart, Esq.

Celeste Murphy, Esq.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549-3010

Re:	Bright Green Corp Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted March 11, 2022 CIK No. 0001886799

Dear Ms. Houser and Ms. Connell:

By your letter dated March 11, 2022 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided comments to Amendment No. 1 (“Amendment No. 1”) to the draft Registration Statement on Form S-1 (as amended, the “Draft Registration Statement”) submitted on a confidential basis on February 11, 2022, by our client, Bright Green Corporation (the “Company”). This letter sets forth our response with respect to the comments contained in the SEC Letter.

Concurrently herewith, we are filing the Registration Statement (the “Registration Statement”) via the EDGAR system (“Registration Statement”). The changes made in the Registration Statement reflect the responses of the Company to the Staff’s comments as set forth in the SEC Letter.

For your convenience, we have set forth below the Staff’s comments in bold italic typeface followed by the Company’s responses thereto and references in the responses to page numbers are to the marked version of Registration Statement and to the prospectus included therein.

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Amendment No. 1 to the Draft Registration Statement on Form S-1

Prospectus Summary

Planned Business Lines, page 2

1.	We note your response to our prior comment 6 and reissue the comment in part. We note that you have revised your disclosure in the prospectus summary with respect to your plans to sell your products “once legal under applicable law” in the case of your cannabinoid-focused products, or “once cannabis legalization occurs at the federal level” with respect to selling directly to consumers. Please make corresponding revisions in your Business section on pages 33 and 34. Additionally, we note that you continue to state here and in the Business section that you plan to sell your products “[f]ollowing final approval from the DEA.” Please revise your disclosure to clarify that there is no guarantee that you will receive final approval from the DEA.

Response:

The Company respectfully advises the Staff that the disclosures referenced in this Item 1 have been revised to correspond with the previous changes in the prospectus summary, and that the disclosures relating to sales of products “following final approval from the DEA” have been revised to clarify that there is no guarantee that the Company will receive final approval from the DEA. We direct the Staff to pages 2, 32, and 33 of the Registration Statement.

Recent Developments, page 2

2.	We note your response to our prior comment 7 and reissue the comment in part. Please revise your disclosure here in the prospectus summary to clarify that the MoA with the DEA is only effective for a one-year term, renewable for up to four additional one-year terms, and that there is no guarantee that you will obtain necessary authorization now or in the future for renewal purposes.

Response:

The Company respectfully advises the Staff that it has revised the disclosure in the prospectus summary and in the business section to clarify that the MOA is only effective for a one-year term, renewable for up to four additional one-year terms, and that there is no guarantee that the Company will obtain necessary authorization now or in the future for renewal purposes. We direct the Staff to pages 2, 4 and 34 of the Registration Statement.

Facilities, page 4

3.	We note your statement here that Dalsem is “a world leader in greenhouse manufacturing.” For this statement regarding Dalsem’s leadership, please disclose the metric upon which it is based.

Response:

The Company respectfully advises the Staff that it has revised the description of Dalsem to “…a developer of high-tech greenhouses worldwide.” Please see the below link to Dalsem’s website, which contains a list of international projects and technology supporting this statement. We direct the Staff to pages 4, 5, and 32 of the Registration Statement.

https://www.dalsem.com/en/Complete-high-tech-greenhouse-projects

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Recent Developments and Current Licenses Held, page 4

4.	We note your response to our prior comment 5 and reissue the comment in part. Please revise your disclosure here to also state that if cannabis becomes subject to FDA regulations, then there is no guarantee that the FDA will find your products safe and effective or grant you required approvals, and that this may inhibit your business prospects even in the case that the federal government were to legalize cannabis.

Response:

The Company respectfully advises the Staff that it has revised the disclosures referenced in this Item 4 to state that there is no guarantee that the FDA will find the Company’s products safe or effective or grant the Company the required approvals, which may inhibit the Company’s business prospects even in the case that the federal government were to legalize cannabis. We direct the Staff to pages 3, 4, 13, 33 and 36 of the Registration Statement.

Risk Factors

Risks Related to Ownership of Our Common Stock

Our listing differs significantly from an initial public offering conducted on a firm-commitment basis, page 17

5.	We note your response to comment 8. You continue to include some statements contrasting the registered offering to an “underwritten initial public offering,” which could suggest that your offering does not involve statutory underwriters. See the prospectus cover page and pages 17 and 56. Please revise these remaining references to instead refer to initial public offerings underwritten on a firm commitment basis. Please also revise the phrase “there will be no underwriters assuming risk in connection with the initial resale of shares of our common stock” on page 17 in accordance with our prior comment.

Response:

The Company respectfully advises the Staff that it has revised the disclosures referenced in this Item 5 relating to statements contrasting the registered offering to an “underwritten initial public offering” to refer to “initial public offerings underwritten on a firm-commitment basis.” We direct the Staff to the Cover Page and pages 17 and 56 of the Registration Statement. Further, the phrase “there will be no underwriters assuming risk in connection with the initial resale of shares of our common stock” has been revised to state “…there will be no underwriters engaged on a firm-commitment underwritten basis assuming risk in connection with the initial resale of shares of our common stock..”. We direct the Staff to page 17 of the Registration Statement.

Our listing differs significantly from an initial public offering conducted on a firm-commitment basis, page 18

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6.	We note your response to our prior comment 9 as well as your inclusion of a new risk factor on page 14 titled, “Researcher and patient preferences for our products or brands can be unpredictable; our marketing and brand development efforts may not be successful” and we reissue our comment. Please revise this risk factor here to discuss any impact of the company’s brand and consumer recognition on the demand for your shares in the context of conducting a direct listing as opposed to a firm-commitment underwritten initial public offering.

Response:

The Company respectfully advises the Staff that it has revised the risk factor on page 14 titled “Researcher and patient preferences for our products or brands can be unpredictable; our marketing and brand development efforts may not be successful” to discuss any impact of the Company’s brand and consumer recognition on the demand for the Company’s shares in the context of conducting a direct listing as opposed to a firm-commitment underwritten initial public offering. We direct the Staff to the revised risk factor on page 14 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview and History, page 30

7.	With reference to prior comment 12, please expand your disclosures within MD&A to include the cost of bringing the 22-acre existing greenhouse operation and the cost to build the two-acre Fast Start University Greenhouse. Further expand your disclosures to discuss the periods over which the costs of these two structures and the two 57-acre facility will be incurred to allow an investor to understand the amount of capital required for each of these capital expenditures but also when the cash requirements will be incurred. Refer to Item 303(b)(1)(ii)(A) of Regulation S-K and Section IV of SEC Release Nos. 33-8350 and 34-48960 for guidance.

Response:

The Company respectfully advises the staff that it has revised the MD&A section to include the disclosure referenced in this Item 7. We direct the Staff to page 30 of the Registration Statement.

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Business

Production Capabilities, page 34

8.	We note your response to our prior comment 17 and reissue the comment in part. Please expand your disclosure in the Business section to address the sources and availability of raw materials as well as to include the names of your principal suppliers. Furthermore, to the extent that you have material agreements in place with any supplier, please describe the material terms of these agreements in your disclosure and file these agreements as exhibits to the registration statement, or, in the alternative, please tell us why you believe that you are not required to file the agreements. Furthermore, while we note that you have removed references to Nordic Supreme from your disclosure as you have ceased your business relationship with this entity, you continue to state here that you will draw on the expertise of Aurora Larssen Projects for the development of your projects and rely on them to develop best practices. Please expand your disclosure to describe the agreement you have in place with Aurora Larssen, including its material terms, and file this agreement as an exhibit to the registration statement, or, in the alternative, explain why you believe you are not required to file the agreement. Refer to Item 101(h)(4)(v) and Item 601(b)(10) of Regulation S-K.

Response:

The Company respectfully advises the Staff that it has revised the Business section to include that Nordic Supreme is the Company’s supplier of cannabis tissue cultures, and has added descriptions of Aurora Larssen’s consulting scope for its facility. Agreements with Aurora Larssen and Dalsem have not yet been finalized, and will be provided as soon as available. The Company does not have any existing material agreements in place other than the MOA with the DEA. The MOA will be filed as an exhibit to the Registration Statement supplementally. We direct the Staff to page 34 of the Registration Statement.

Intellectual Property, page 34

9.	We note your response to our prior comment 18 as well as your revised disclosure that provides your pending patent applications and we reissue our comment in part. Please expand your disclosure to specify on an individual patent basis all material patent information for both your issued and pending patents, including the type of patent protection you have (e.g., composition of matter, method, or use), the expiration of such patents, and the specific jurisdictions in which these patents have been issued and/or are pending.

Response:

The Company respectfully advises the Staff that it has revised the disclosure relating to the Company’s material patent information pursuant to this Item 18. We direct the Staff to page 34 of the Registration Statement.

Legal Background - Cannabis, page 35

10.	We note your response to our prior comment 21 and reissue the comment. Please revise your disclosure in your Business section to discuss the effect of all material existing or probable governmental regulations on your business, including, for example, the potential for regulation by the FDA. Please also discuss the costs and effects of compliance with environmental laws at the federal, state and local level that may materially impact your business. Refer to Items 101(h)(4)(ix) and (xi) of Regulation S-K.

Response:

The Company respectfully advises the Staff that it has revised the disclosure in the Business section to discuss the effect of all material existing or probable governmental regulations on the Company’s business, including, for example, the potential for regulation by the FDA. The Company has added disclosure relating to the costs and effects of compliance with environmental laws at the federal, state, and local level that may materially impact the Company’s business and has revised the risk factor relating to environmental risks to address future environmental regulations. We direct the Staff to pages 3, 6, 14 and 36 of the Registration Statement.

The Company respectfully advises the Staff that it has added a new risk factor, titled “The growth of our business continues to be subject to new and changing federal, state, and local laws and regulations”, to address future and changing federal, state and local laws and regulations and the costs of compliance with those regulations. We direct the Staff to page 14 of the Registration Statement.

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Market Growth, page 37

11.	We note your response to our prior comment 22 and reissue the comment. Your revised disclosure states that “[n]otably, research to date, though limited due to the ongoing federal illegality of cannabis and the strict regulations for cannabis research, indicates that cannabis legalization likely does not pose a threat to public health and safety.” Given the current legality status of cannabis at the federal level as well as that conclusory statements related to safety and efficacy are within the exclusive authority of the FDA while the FDA has not yet found cannabis to be safe and effective, this statement would appear to be premature. Please revise this statement to remove the conclusory statement regarding public health and safety.

Response:

The Company respectfully advises the Staff that it has revised the disclosure referenced in this Item 11 to remove the conclusory statement related to safety and efficacy of cannabis. We direct the Staff to page 37 of the Registration Statement.

Certain Relationships and Related Person Transactions

Other Related Party Transactions, page 46

12.	We note your response to our prior comment 26 in which you state that no repayment will be required under the agreement you have with Mrs. Stockwell until January 1, 2023. However, your disclosure on page 46 continues to state that “no payment will be required prior to January 1, 2022.” Please revise your disclosure accordingly to address this discrepancy.

Response:

The Company respectively advises the Staff that Mrs. Stockwell and the Company have agreed that no repayment will be required until January 1, 2023. We direct the Staff to the revised disclosure on page 46 of the Registration Statement.

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2. Basis of Presentation, page F-19

13.	As previously requested in comment 31, please include the disclosure required by ASC 205-40-50 regarding the conditions and events that raise substantial doubt about your ability to continue as a going concern and the impact of management’s plans on those conditions and events in the financial statements. In this regard, we note that total current assets of $121,336 is significantly less than total current liabilities of $296,668 as of December 31, 2020, accumulated deficit of $3.9 million as of December 31, 2020, net loss for both periods presented and the subsequent interim period, and negative operating cash flows for both periods presented and the subsequent interim period, which appear to raise substantial doubt.

Response:

The Company respectfully advises the Staff that it has revised the disclosure to include a statement that the Company will have sufficient cash to pay its operating expenses for at least 12 months from the date the financial statements were authorized to be issued. The below is the text of the revised disclosure. We direct the Staff to pages 31 and F-10 of the Registration Statement.

As of December 31, 2021, the Company had cash of $1,282,565 compared to $102,263 as of December 31, 2020. The increase of $1,180,302 in cash was mainly from the sales of common stock of $3,130,000. This increase was partly offset by net cash used for operating expenses. Since its inception, the Company has incurred net losses and funded its operations primarily through the issuance of equities and an advance from a director. As at December 31, 2021, the Company had a total stockholders’ equity of $8,220,399 (2020 - $7,220,898).

The Company is in its initial stages to start building facilities to grow, research and distribute medical plants. The Company has incurred recurring losses from operations, and as at December 31, 2021, had an accumulated deficit of $6,413,744 (2020 -$3,923,245) and a working capital of $1,282,829 (2020 – negative working capital of $175,332). The working capital as at December 31, 2021 is sufficient to pay its operating expenses for a period of at least 12 months from the date of the financial statement was authorized to be issued. The Company’s continued existence is dependent upon its ability to continue to execute its operating plan and to obtain additional debt or equity financing The Company has developed plans to raise funds and continues to pursue sources of funding that management believes, if successful, would be sufficient to support the Company’s operating. During the year ended December 31, 2021, the Company raised $3,130,000 through common stock issuances. The Company has also raised $50,000 in January 2022. The Company’s operating plan is predicated on a variety of assumptions including, but not limited to, the level of product demand, cost estimates, its ability to continue to raise additional financing and the state of the general economic environment in which the Company operates. There can be no assurance that these assumptions will prove accurate in all material respects, or that the Company will be able to successfully execute its operating plan. In the event that the Company is not able to raise capital from investors in a timely manner, the Company will explore available options, including but not limited to, an equity backed loan against the property. In the absence of additional appropriate financing, the Company may have to modify its plan or slow down the pace of development and commercialization.

The Company does not have any short or long-term contractual purchases with suppliers for future purchases, capital expenditure commitments that cannot be cancelled with minimal fees, non-cancelable operating leases, or any commitment or contingency that would hinder management’s ability to scale down operations and management expenses until funding is raised.

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If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at 212-768-5384 or grant.levine@dentons.com, or Zachary Weiss at 212-398-5792 or zach.weiss@dentons.com, respectively.

Very truly yours,

Grant J. Levine

GL